VIA EDGAR

July 9, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Crawford

RE:	FibroGen, Inc.
Registration Statement on Form S-3
File No. 333-280597

Dear Mr. Crawford:

FibroGen, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on July 10, 2024, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes John T. McKenna of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John T. McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059.

Very truly yours,
FIBROGEN, INC.

By:	/S/ THANE WETTIG
Name:	Thane Wettig
Title:	Chief Executive Officer

cc:	Michael Lowenstein, FibroGen, Inc.
John T. McKenna, Cooley LLP

FibroGen, Inc.

409 Illinois Street

San Francisco, California 94158